Mail Stop 4561

July 28, 2006

Sudhakar Kesavan
Chief Executive Officer
ICF International, Inc.
9300 Lee Highway
Fairfax, Virginia 22031

Re: **ICF International, Inc.**
        Amendment No. 2 to Registration Statement on Form S-1
        Filed July 21, 2006
        File No. 333-134018

Dear Mr. Kesavan:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

Road Home Contract

1.   We note that your subsidiary, ICF Emergency Management Services, LLC, was awarded a contract by the State of Louisiana's Office of Community Development, effective June 12, 2006. While we agree that it is appropriate to reference this contract in your summary, detailed disclosure regarding the contract

is more appropriate for the Business section of your prospectus. Please revise to reduce the more detailed, duplicative disclosure on pages 3 and 4 of the Summary.

2.   Please revise the risk factor you have included on page 4 to clarify that funding pursuant to the Road Home Contract at this point is for a duration of four months only, and that future funding is contingent, among other factors, upon the performance of your subsidiary during this phase.

Our new Road Home Contract with the State of Lousiana, which we expect to be our largest contract over the next several years, involves substantial performance, pricing, legal and publicity risks, will require us to obtain additional working capital, and increases the overall risk profile of our business – page 14

Increase working capital needs, page 16

3.   Please revise, if possible, to provide an estimate of the amount by which your working capital needs will increase in phase one of the contract. Provide similar clarification in the liquidity section of MD&A.

Management's discussion and analysis of financial condition and results of operations

Non-cash compensation, page 49

4.   We have considered your responses to our prior comments 7, 9 and 10 and the related revisions to your MD&A disclosure. Please expand your disclosure to explain why the Company concluded that it would be appropriate to use the September 30, 2005 valuation to value the Company's stock as of December 31, 2005 and March 31, 2006 and disclose the factors considered in determining there was no change in fair value for those periods, similar to the bullet points provided in your supplemental response.

Financial Statements – ICF International, Inc. and Subsidiaries

Revenue Recognition, page F-9

5.   Based on your response to our prior comment 6, it appears that the Company's customary business practice is to rely on written contracts to document its sales arrangements and that your business practices may vary for limited cases in which you have only recognized a minimal amount of revenue to date. While we would not request change to your past practice given your representations that these transactions are rare and are not material to your financial statements, please confirm that going forward you will not recognize revenue upon oral

authorizations as it does not appear to represent persuasive evidence of an arrangement under SAB Topic 13A2 or advise us.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Telewicz, Accountant, at (202) 551-3438 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: James J. Maiwurm, Esq. (*via facsimile*)
        Squire, Sanders & Dempsey LLP